SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
July, 2005
PROTHERICS PLC
(Translation of Registrant’s Name Into English)
The Heath Business & Technical Park
Runcorn, Cheshire, W47 4QF England
(Address of Principal Executive Offices)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
     Form 20-F ☒      Form 40-F ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 191(b)(7): ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
     Yes ☐      No ☒
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)): 82-___.
     The Registrant is furnishing a copy of its announcements as reported to the Company Announcements Office of the London Stock Exchange.

SIGNATURES

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PROTHERICS PLC
Date: August 1, 2005	By:	/s/ Barrington M. Riley
Barrington M. Riley
Finance Director

PROTHERICS PLC
VORAXAZE™ EU MARKETING AUTHORISATION SUBMITTED
28 July 2005: Protherics PLC (“Protherics” or the “Company”), the international biopharmaceutical company focused on critical care and oncology, today announces that it has submitted a marketing authorisation application (“MAA”) in the European Union (“EU”) for Voraxaze™. Voraxaze is an adjunctive therapy for patients experiencing, or at risk of, toxicity from methotrexate (“MTX”), a widely used anti-cancer agent.
The clinical trials in Europe and the US have shown that Voraxaze rapidly and predictably clears MTX from the blood of patients in whom its elimination has been delayed. This reduces the risk of serious toxicities and death which can result from prolonged exposure to MTX. Voraxaze was very well-tolerated, with only 16 transient adverse events reported by 12 of 230 patients.
Voraxaze is currently available for use in Europe on a named patient basis where it has been used successfully in major EU cancer centres over the past 2 years. Medical practitioners are able to request and purchase un-licensed drugs for specific patients where there is unmet clinical need. There are no other drug treatments available for patients experiencing delayed elimination of MTX.
The MAA was submitted today to the regulatory agencies in Sweden and the UK, the rapporteur and co-rapporteur in the EU. Protherics is planning to launch Voraxaze in the EU in 2006 through the Company’s own in-house sales and marketing operation.
Voraxaze will initially be used as an intervention to treat those patients experiencing, or at risk of, significant toxicity due to MTX following high-dose therapy. In the future, Voraxaze may prove suitable for more routine adjunctive use with high-dose MTX to reduce the risk of toxicity and thereby allow optimisation of MTX therapy. Protherics estimates that the global market opportunity for Voraxaze could be up to $200 million.
Andrew Heath, Chief Executive of Protherics said:
“Voraxaze is an important drug that holds significant promise for cancer therapy. By predictably and rapidly clearing MTX, Voraxaze allows clinicians to control MTX and improve patient outcomes. We are extremely pleased to have made the successful submission of our Voraxaze marketing application in Europe. We are now seeking agreement from the FDA to submit a similar application in the US.”
ENDS
For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive
Nick Staples, Corporate Affairs	+44 (0) 7919 480510 (mobile)

Financial Dynamics	+44 (0) 20 7269 7223
David Yates/ Lucy Briggs

Notes to editors:
Voraxaze™
Voraxaze is a unique drug that allows clinicians to control the removal of MTX from the body and thereby improve its side effect profile at higher doses. Voraxaze contains a recombinant enzyme (glucarpidase) which acts by rapidly and markedly reducing dangerously elevated levels of MTX in the blood. To date, Voraxaze has been effective in all patients to whom it has been given. In clinical studies, 16 adverse events with a possible relationship to Voraxaze have been reported, affecting 12 out of out of a total of 230 patients studied; half of these were allergic reactions (flushing, warmth or burning sensation, rash or urticaria, or pruritis).
Voraxaze Rapidly Reduces Circulating MTX
[Source: 53 patients with paired data from US NCI Special exception protocol]
IDIS is currently the global distributor of Voraxaze, excluding the US, for named patient sales. For more information, visit http://www.protherics.com/products/Oncology_Products.asp
Methotrexate
Methotrexate is a widely used anti-cancer drug which is often used in high-doses (>1g/m2) in certain types of cancer. However, methotrexate can result in reduced kidney function particularly when used in high doses. This further delays the elimination of methotrexate from the body leading to mucositis, reduced platelet and white blood cell counts, an increased risk of sepsis and in some instances death.
About Protherics
Protherics (LSE: PTI) is a vertically integrated biopharmaceutical company focused on the development and marketing of products for critical care and oncology.
With a proven track record in drug development, biopharmaceutical manufacturing and regulatory affairs, Protherics has revenues from five products and is currently building a specialist sales and marketing capability in both the US and Europe. Protherics’ strategy is to use the revenues generated from its marketed products to invest for growth in the Company’s pipeline, targeting high value therapeutic markets.

The majority of the Company’s revenues are derived from two FDA approved critical care products, CroFab™ (rattlesnake antivenom) and DigiFab™ (Digoxin antidote) which are sold in the US through Fougera Inc, a division of Altana AG. Products in the development pipeline include Voraxaze™ (MTX metabolising enzyme), expected to be launched in 2006; CytoFab™ (for septic shock), which has completed Phase II trials; Prolarix (targeted chemotherapy), currently in Phase I; and Angiotensin Vaccine (treatment of hypertension), which is in pre-clinical testing but has previously shown encouraging results in clinical studies.
With headquarters in London, the Company employs approximately 190 employees across its operations in the UK, USA and Australia.
The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange (PTI.L).
An electronic version of this will be available at: www.protherics.com
This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

PROTHERICS PLC
APPOINTMENT OF NON-EXECUTIVE DIRECTOR
27 July 2005: Protherics PLC (“Protherics”), the international biopharmaceuticals company, is pleased to announce the appointment of Bryan Morton as a non-executive director, with effect from 1 August 2005. He will also serve on the audit, nomination and remuneration committees.
Bryan is currently the Chief Executive Officer of Zeneus Pharma Limited, which he founded in 2003 with the aim of creating a leading speciality pharmaceutical company. Prior to this, Bryan held a series of senior positions at Merck & Co Inc. and Bristol-Myers Squibb, in sales and marketing, business development and general management.
He has significant international experience, having worked extensively in the USA, Australia and Belgium, in addition to the UK. He holds a BSc in Pharmacology and an MBA.
Stuart Wallis, Chairman of Protherics plc, said:
“I am delighted to welcome Bryan to the Board of Protherics. He brings with him wide ranging experience in the pharmaceutical sector and will further strengthen the independent element of the Board.”
There are no further details to be disclosed in relation to Paragraph 9.6.13R of the Financial Services Authority Listing Rules.
ENDS
For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive
Nick Staples, Corporate Affairs	+44 (0) 7919 480510 (mobile)

Financial Dynamics	+44 (0) 20 7269 7223
David Yates/ Lucy Briggs
Notes to editors:
About Protherics
Protherics (LSE: PTI) is a vertically integrated biopharmaceutical company focused on the development and marketing of products for critical care and oncology.
With a proven track record in drug development, biopharmaceutical manufacturing and regulatory affairs, Protherics has revenues from five products and is currently building a specialist sales and marketing capability in both the US and Europe. Protherics’ strategy is to use the revenues generated from its marketed products to invest for growth in the Company’s pipeline, targeting high value therapeutic markets.

The majority of the Company’s revenues are derived from two FDA approved critical care products, CroFab™ (rattlesnake antivenom) and DigiFab™ (Digoxin antidote) which are sold in the US through Fougera Inc, a division of Altana AG. Products in the development pipeline include Voraxaze™ (MTX metabolising enzyme), expected to be launched in 2006; CytoFab™ (for septic shock), which has completed Phase II trials; Prolarix (targeted chemotherapy), currently in Phase I; and Angiotensin Vaccine (treatment of hypertension), which is in pre-clinical testing but has previously shown encouraging results in clinical studies.
With headquarters in London, the Company employs approximately 190 employees across its operations in the UK, USA and Australia.
The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange (PTI.L).
An electronic version of this will be available at: www.protherics.com
This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

PROTHERICS PLC
BOARD CHANGES
20 July 2005: Protherics PLC (“Protherics”), the international biopharmaceutical company, announces that David Gration has resigned from the Board following today’s Annual General Meeting.
David Gration first joined the board of Proteus International PLC (“Proteus”) in 1993 as a non-executive director. He became Executive Chairman of Proteus in 1996 and, following the merger of Proteus with Therapeutic Antibodies Inc. to form Protherics, became non-executive Deputy Chairman in September 1999.
Stuart Wallis, Chairman, commented:
“David has played an outstanding role, not only in the integration of the two businesses, but also as Deputy Chairman over the years since the formation of Protherics. He has provided excellent support and assistance both to me and the Board during a period of significant change, and I would like to thank him for his major contribution over this time.”
ENDS
For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive
Nick Staples, Corporate Affairs	+44 (0) 7919 480510 (mobile)

Financial Dynamics	+44 (0) 20 7269 7223
David Yates/ Lucy Briggs
About Protherics
Protherics (LSE: PTI) is a vertically integrated biopharmaceutical company focused on the development and marketing of products for critical care and oncology.
With a proven track record in drug development, biopharmaceutical manufacturing and regulatory affairs, Protherics has five marketed products and is currently building a specialist sales and marketing capability in both the US and Europe. Protherics’ strategy is to use the revenues generated from its marketed products to invest for growth in the Company’s pipeline, targeting high value therapeutic markets.
The revenue generating products are primarily in critical care: CroFab™ (rattlesnake antivenom), DigiFab™ (Digoxin antidote) and ViperaTAb™ (common adder antivenom). Products in the pipeline include Voraxaze™ (MTX metabolising enzyme), expected to be launched in 2006; CytoFab™ (for septic shock), which has completed Phase II trials; NQO2 (targeted chemotherapy), currently in Phase I; and an angiotensin vaccine (treatment of hypertension), which is in pre-clinical trials.
With headquarters in London, the Company employs approximately 190 employees across its operations in the UK, USA and Australia.

The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. (PTI.L)
An electronic version of this will be available at: www.protherics.com
This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

PROTHERICS PLC
AGM STATEMENT
20 July 2005: At the Annual General Meeting today, Stuart Wallis, Chairman, told shareholders:
“Over the last year, good progress has been made across all areas of the business, despite a challenging economic environment. Following our fundraising in July 2004, we continue to invest in improved manufacturing capabilities to increase future margins, and also to enhance our sales and marketing capabilities.
“There has also been considerable progress across the board in our R&D pipeline. We are now close to submitting our marketing authorisation application in Europe for Voraxaze™, our product for the prevention of methotrexate toxicity. The marketing application is now in the final stages of assembly and we are on track for a July submission date. Following a meeting with the FDA this month, we also plan to submit a marketing application in the US in the next couple of months. Licensing discussions in relation to CytoFab™, our treatment for severe sepsis continue to progress, as does the development of Prolarix, our targeted chemotherapy and our Angiotensin Vaccine for the treatment of high blood pressure.
“Dr. Tony Atkinson, who joined us following the acquisition of Enact Pharma PLC, left the Board in April of this year to pursue other interests, and I would like to thank him for his help in integrating the Enact Group into Protherics, as well as his sound scientific advice to the Board.
“David Gration will also step down from the Board at the conclusion of today’s business. David was Executive Chairman of Proteus, prior to the merger with Therapeutic Antibodies to form Protherics. He has played an outstanding role, not only in the integration of the two businesses, but as Deputy Chairman since the merger, and I would like to thank him for his major contribution over this time.
“We are currently in the final stages of selecting an additional non-executive director with a view to strengthening the independent element of the Board.
“The present financial year has started in-line with our expectations and is expected to show a similar pattern to the year just ended. Beyond this financial year, and with successful results from our current investment programmes, we look forward to positive impacts from increasing sales of Voraxaze and significantly improved manufacturing margins.
“As a fully integrated biopharmaceutical business, Protherics distinguishes itself from its European peers. We are proud to have achieved two FDA approvals ourselves, and today we have revenues from five products and an exciting R & D pipeline. We continue to look for the right opportunities to build our business through in-licensing and M&A, to add additional products.”
ENDS

For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Andrew Heath, Chief Executive
Nick Staples, Corporate Affairs	+44 (0) 7919 480510 (mobile)

Financial Dynamics	+44 (0) 20 7269 7223
David Yates/ Lucy Briggs
About Protherics
Protherics (LSE: PTI) is a vertically integrated biopharmaceutical company focused on the development and marketing of products for critical care and oncology.
With a proven track record in drug development, biopharmaceutical manufacturing and regulatory affairs, Protherics has five marketed products and is currently building a specialist sales and marketing capability in both the US and Europe. Protherics’ strategy is to use the revenues generated from its marketed products to invest for growth in the Company’s pipeline, targeting high value therapeutic markets.
The revenue generating products are primarily in critical care: CroFab™ (rattlesnake antivenom), DigiFab™ (Digoxin antidote) and ViperaTAb™ (common adder antivenom). Products in the pipeline include Voraxaze™ (MTX metabolising enzyme), expected to be launched in 2006; CytoFab™ (for septic shock), which has completed Phase II trials; Prolarix™ (targeted chemotherapy), currently in Phase I; and an angiotensin vaccine (treatment of hypertension), which is in pre-clinical trials.
With headquarters in London, the Company employs approximately 190 employees across its operations in the UK, USA and Australia.
The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. (PTI.L)
An electronic version of this will be available at: www.protherics.com
This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

PROTHERICS PLC
NOTIFICATION OF PDMR INTERESTS
20 July 2005: Protherics PLC (“the Company”) announces the award on 19 July 2005, under the Protherics PLC 2005 Long Term Incentive Plan, of a conditional right to receive 100,251 ordinary shares in the Company to Saul Komisar, the President of the Company’s US operations. The awards vest, subject to the achievement of the performance conditions, on the third anniversary of the date of grant.
Saul Komisar also holds options over 551,629 ordinary shares granted under the Protherics PLC Unapproved Executive Share Option Scheme.
For further information contact:

Protherics PLC	+44 (0) 20 7246 9950
Barry Riley
Financial Dynamics	+44 (0) 20 7831 3113
David Yates, Lucy Briggs
About Protherics
Protherics (LSE: PTI) is a vertically integrated biopharmaceutical company focused on the development and marketing of products for critical care and oncology.
With a proven track record in drug development, biopharmaceutical manufacturing and regulatory affairs, Protherics has five marketed products and is currently building a specialist sales and marketing capability in both the US and Europe. Protherics’ strategy is to use the revenues generated from its marketed products to invest for growth in the Company’s pipeline, targeting high value therapeutic markets.
The revenue generating products are primarily in critical care: CroFab™ (rattlesnake antivenom), DigiFab™ (Digoxin antidote) and ViperaTAb™ (common adder antivenom). Products in the pipeline include Voraxaze™ (MTX metabolising enzyme), expected to be launched in 2006; CytoFab™ (for septic shock), which has completed Phase II trials; NQO2 (targeted chemotherapy), currently in Phase I; and an angiotensin vaccine (treatment of hypertension), which is in pre-clinical trials.
With headquarters in London, the Company employs approximately 190 employees across its operations in the UK, USA and Australia.
The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. (PTI.L)
An electronic version of this will be available at: www.protherics.com
This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts.

Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.

PROTHERICS PLC (“THE COMPANY”)
RESULT OF AGM
20 July 2005: The Company is pleased to announce that at the Annual General Meeting, which was held on 20 July 2005, resolutions 1 to 7 were duly passed.
Since Resolution 7 (giving authority to the Directors to issue up to 10 percent. of the current issued share capital for cash, without having first to offer the shares to existing shareholders) was passed, Resolution 8 (giving a similar authority up to 5%) was withdrawn.
About Protherics
Protherics (LSE: PTI) is a vertically integrated biopharmaceutical company focused on the development and marketing of products for critical care and oncology.
With a proven track record in drug development, biopharmaceutical manufacturing and regulatory affairs, Protherics has five marketed products and is currently building a specialist sales and marketing capability in both the US and Europe. Protherics’ strategy is to use the revenues generated from its marketed products to invest for growth in the Company’s pipeline, targeting high value therapeutic markets.
The revenue generating products are primarily in critical care: CroFab™ (rattlesnake antivenom), DigiFab™ (Digoxin antidote) and ViperaTAb™ (common adder antivenom). Products in the pipeline include Voraxaze™ (MTX metabolising enzyme), expected to be launched in 2006; CytoFab™ (for septic shock), which has completed Phase II trials; NQO2 (targeted chemotherapy), currently in Phase I; and an angiotensin vaccine (treatment of hypertension), which is in pre-clinical trials.
With headquarters in London, the Company employs approximately 190 employees across its operations in the UK, USA and Australia.
The Company’s ordinary shares are listed on the Official List of the UK Listing Authority and are traded on the London Stock Exchange. (PTI.L)
An electronic version of this will be available at: www.protherics.com
This release, and oral statements made from time to time by Company representatives concerning the subject matter hereof, may contain so-called “forward looking statements”. These statements can be identified by introductory words such as “expects”, “plans”, “will”, “estimates”, “forecasts”, “projects”, words of similar meaning, and by the fact that they do not relate strictly to historical or current facts. Forward-looking statements frequently are discussing the Company’s growth strategy, operating and financial goals, plans relating to regulatory submissions and approvals and development programs. Many factors may cause actual results to differ from the Company’s forward-looking statements, including inaccurate assumptions and a broad variety of risks and uncertainties, some of which are known and others of which are not. Those and other risks are described in the Company’s filings with the Securities and Exchange Commission, copies of which are available from the SEC or may be obtained upon request from the Company. No forward-looking statement is a guarantee of future results or events, and one should avoid placing undue reliance on such statements.